U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2011
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER
TERRA NOVA ROYALTY CORPORATION
Suite 1620 400 Burrard Street
Vancouver, British Columbia, V6C 3A6
2.	DATE OF MATERIAL CHANGE
September 19, 2011
3.	NEWS RELEASE
On September 19, 2011, Terra Nova Royalty Corporation (the “Company”) issued a news release through PR Newswire, which was also filed on SEDAR.
4.	SUMMARY OF MATERIAL CHANGE
On September 19, 2011, the Company announced that it would be changing its name to “MFC Industrial Ltd.” effective September 30, 2011.
5.	FULL DESCRIPTION OF MATERIAL CHANGE
The Company will be changing its name to “MFC Industrial Ltd.” effective September 30, 2011. The Company’s common shares will commence trading under the new name and under the symbol “MIL” on the New York Stock Exchange on September 30, 2011.
For further information, please refer to the Company’s news releases dated September 19, 2011, a copy of which is attached hereto.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
No significant facts otherwise required to be disclosed in this report have been omitted.
8.	EXECUTIVE OFFICER
The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:
Michael Smith
President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)
9.	Date of Report
September 20, 2010

NEWS RELEASE

Corporate	Investors	Media
Terra Nova Royalty Corp	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Brian Kennedy
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (212) 691-8087
rrandall@bmgmt.com	joe@allencaron.com	brian@allencaron.com
TERRA NOVA ANNOUNCES NAME CHANGE AND FOURTH QUARTER 2011 CASH DIVIDEND PAYMENT
NEW YORK (September 19, 2011) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova” or the “Company”) is pleased to announce that, further to its news release dated August 15, 2011, it will be changing its name to “MFC Industrial Ltd.” effective September 30, 2011. The Company’s common shares will commence trading under the new name and under the symbol “MIL” on September 30, 2011.
The Company is also pleased to announce the following details with respect to its fourth quarter 2011 cash dividend payment:
•	The dividend payment of $0.05 per common share will be paid on October 11, 2011 to shareholders of record on September 30, 2011.

•	For the above payment, the common shares of the Company will trade ex-dividend on September 28, 2011.

•
The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

About Terra Nova Royalty Corporation
Terra Nova is active in a broad spectrum of activities related to the integrated combination of commodities and resources, including commodity and resource interests, and merchant banking, including structured finance, and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.terranovaroyalty.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith Michael Smith
Chairman, President and
Chief Executive Officer

Date:	September 20, 2011